

Stifel Financial Investor Presentation

March 2011

STIFEL
FINANCIAL

I. Stifel Financial Overview

Stifel Financial Overview

Key Points of Differentiation

- **Proven ability to build Global Wealth Management Business**
 - Grown from 86 branches and 621 Financial Advisors in 2004 to 285 branches and 1,935 Financial Advisors in 2010.
 - Proven Integrator of Acquisitions
- **Middle-market focus**
 - Research driven, industry specialist approach
 - Commitment to small/mid-cap companies
- **Independent advisor**
 - Primarily a client-facing agency business
 - No proprietary trading desks
- **Broad product portfolio**
 - Equities, Fixed Income, M&A Advisory
 - Commitment to private equity and venture investors
- **Proven growth, stability and scale**
 - $1.3 billion in equity capital[1]
 - $1.4 billion in annual revenues[2]

Firm at a Glance

Global Wealth Management (GWM)	Institutional Group (IG)
▪ Private Client ▪ Stifel Bank & Trust Assets $1.8BN[1] ▪ Customer Financing ▪ Asset Management	▪ Equity & Convertible Capital Raising ▪ Debt ▪ M&A Advisory ▪ Institutional Brokerage

- ▪ $2.5 billion market capitalization[3]

- ▪ One of the largest U.S. equity research platforms with over 1,000 stocks under coverage

- ▪ Over 1,900 Financial Advisors with $111 billion in combined client assets – national presence

- ▪ Broad industry expertise

- ▪ 40% Insider ownership aligns employees' interests with shareholders [4]

(1) As of 12/31/10. (2) 2010 total revenues. (3) As of 2/25/11.
(4) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 11/16/2010.

Stifel Financial Overview

A Growth Story…

Net Revenues ($MM)



CAGR: 33%

Core Net Income ($MM)



CAGR: 33%

Total Equity ($MM)



CAGR: 46%

Total Client Assets ($BN)



CAGR: 33%

Financial Advisors [1]



CAGR: 21%

Book Value Per Share



CAGR: 26%

(1) Includes Independent Contractors. CAGR reflects years 2004 to 2010.

15 Years of Growth



1995 – 2010 Net Revenue ($MM)

2010 Represents 15 Consecutive Years of Record Net Revenue

CAGR since 1995: 20%

CAGR since 2005: 39%

Stifel Financial Overview

Stifel's Strong Stock Performance

Assumes $100 Invested on December 31, 2005



Stifel Financial Corp.(growth of 147.6% & 19.9% CAGR*)

S&P 500 Index(growth of 11.9% & 2.3% CAGR*)

AMEX Securities Broker/Dealer Index(growth of -38.1% & -9.1% CAGR*)

*Compound Annual Growth Rate.

Stifel Financial Overview

Cumulative Price Appreciation As of February 25, 2011

Since 12/31/10		Since 12/31/06		Since 12/31/01	
Oppenheimer	23.62%	Stifel Financial Corp.	175.72%	Stifel Financial Corp.	1,273.52%
Stifel Financial Corp.	16.23%	Raymond James Financial	24.84%	Raymond James Financial	139.70%
Raymond James Financial	15.72%	Greenhill & Co.	-1.21%	Jefferies Group	129.64%
Piper Jaffray	15.71%	Oppenheimer	-2.99%	Goldman Sachs Group	78.03%
JMP Group	12.45%	Evercore Partners	-5.07%	Sanders Morris Harris	37.84%
SWS Group	11.49%	S&P 500 Index	-7.91%	Oppenheimer	14.49%
Lazard	10.31%	Lazard	-7.98%	S&P 500 Index	13.76%
Morgan Stanley	9.78%	Jefferies Group	-9.43%	Legg Mason	8.40%
S&P 500 Index	4.95%	KBW	-11.36%	Morgan Stanley	-46.60%
Evercore Partners	2.88%	Goldman Sachs Group	-17.17%	SWS Group	-66.82%
Legg Mason	-0.41%	Piper Jaffray	-37.82%	Evercore Partners	NM
Goldman Sachs Group	-1.81%	Sanders Morris Harris	-44.95%	Greenhill & Co.	NM
Sanders Morris Harris	-3.03%	Legg Mason	-62.00%	KBW	NM
FBR Capital Markets	-5.24%	Morgan Stanley	-63.32%	Lazard	NM
KBW	-6.70%	SWS Group	-76.34%	JMP Group	NM
Cowen Group	-8.10%	Cowen Group	-79.62%	Piper Jaffray	NM
Jefferies Group	-8.79%	JMP Group	NM	FBR Capital Markets	NM
Greenhill & Co.	-10.74%	FBR Capital Markets	NM	Cowen Group	NM

Cumulative stock price appreciation assumes closing price on 2/25/11.

Stifel Financial Overview

Consolidation and Industry Retrenchments Drive our Growth

Strategy

- Continue to build client facing agency-only businesses in financial services

- Expand private client footprint in the U.S.

- Expand institutional equity business both domestically and internationally

- Grow investment banking

- Focus on asset generation within banking operations

- Enhance and accelerate Stifel Bank and Trust strategy

- Approach acquisition opportunities with discipline

Stifel Financial Overview

Stifel's Track Record in Integrating Transactions: Low Risk Opportunity



- Builds the premier middle-market investment bank with the scale and diversification to become a top-tier player
- Complementary fit with minimal overlap in research and investment banking
- Fast tracks growth in investment banking through expanded industry, product and geographic coverage
- Creates one of the largest U.S. equity research platforms
- Closed on July 1, 2010



(56 branches from
UBS Financial Services)

- Successfully integrated UBS' private client group
- Revenue production in-line with expectations
- Achieving synergy objectives
- Last closing October 16, 2009

Butler Wick

- Successfully integrated Butler Wick's private client group and investment banking platforms
- Achieved cost savings objectives
- Closed December 2008



- Successfully integrated First Service Financial Company and FirstService Bank
- Became a bank holding company and financial holding company
- Closed April 2, 2007

RYAN BECK & CO.

- Successfully integrated Ryan Beck's private client group and investment banking platforms
- Achieved cost savings objectives
- Closed February 28, 2007

LEGG MASON

- Successfully integrated Legg's sales and trading, research and investment banking platforms
- Majority of Legg Mason Investment Banking Managing Directors remain with Stifel today
- Achieved cost savings objectives
- Closed December 1, 2005

II. Global Wealth Management

Global Wealth Management

Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2004 to over 1,900[1] financial advisors currently

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint



Net Revenues ($MM)

CAGR: 29%

2004	$187
2005	$197
2006	$231
2007	$441
2008	$471
2009	$596
2010	$843



Operating Contribution ($MM)

CAGR: 26%

2004	$48
2005	$48
2006	$50
2007	$96
2008	$98
2009	$104
2010	$194

(1) Includes Independent Contractors.

Global Wealth Management

STIFEL FINANCIAL

Opportunity Through Growth

GWM Broker Growth [1]



GWM Branch Growth



GWM Account Growth



GWM Assets Under Management Growth ($MM)



Yearly data is as of December 31. (1) Includes Independent Contractors.

Global Wealth Management – Stifel Bank & Trust

Low Risk Asset Growth

- Assets of $1.8 billion, an increase of 55% from $1.1 billion as of December 31, 2009.

- Investment portfolio of $1.0 billion, an increase of 75% from $578.4 million as of December 31, 2009.

- Total loan portfolio of $485.2 million, an increase of 21% from $401.0 million as of December 31, 2009.

- Deposits of $1.6 billion, an increase of 55% from $1.0 billion as of December 31, 2009.

Strategy & Opportunity

- Maintain solid asset quality:

 - Non-performing loans to gross loans of 0.38%
 - Non-performing assets to total assets of 0.18%
 - $0.2 million LTM net recoveries

- Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services

- Maintain high levels of liquidity to capitalize on opportunities

Interest Earning Assets

($ in thousands)	As of			Percent of total		
	12/31/10	9/30/10	12/31/09	12/31/10	9/30/10	12/31/09
Agency investments	$ 722,193	$ 645,316	$ 434,031	48.2%	49.5%	44.3%
Consumer	266,244	245,239	226,648	17.8%	18.8%	23.1%
Non-agency investments	290,521	184,811	144,457	19.4%	14.2%	14.7%
Mortgage	166,860	191,716	143,443	11.1%	14.7%	14.6%
Commercial	53,836	37,004	30,993	3.6%	2.9%	3.1%
Total Interest Earnings Assets	**$ 1,499,654**	**$ 1,304,086**	**$ 979,572**	**100%**	**100%**	**100%**

III. Institutional Group

Institutional Group

Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services
- SF has opportunistically expanded its talent pool
 - Victor Nesi, Co-Head of Institutional Group (June 2009)
 - William Heinzerling, Head of Fixed Income Capital Markets (May 2009)
 - Hired an 11-person sales & trading team from Bear Stearns, eight senior healthcare investment banking professionals, a four-person convertible securities team from Banc of America, and strategic hires from Wachovia, JPMorgan, Barclays and other top firms
- TWPG acquisition is highly complementary

Net Revenues ($MM)[1]



Equity Capital Markets ($MM)[1]



Fixed Income ($MM)



2010 represents twelve months for Stifel and the first six months ($84 million) for TWPG. (1) Includes TWPG historical investment banking and brokerage revenues.
(2) For 2010, Equity Capital Markets revenues includes $4.8 million of other revenue, and Fixed Income includes $3.6 million of other revenue.

Institutional Group – Research

STIFEL FINANCIAL

One of the Largest U.S. Equity Research Platforms

U.S. Equity Research Coverage [1]

Rank	Firm	Companies Under Coverage	
		Overall	**Small Cap**[2]
1	JPMorgan	1,101	191
2	**Stifel Nicolaus**	**1,052**	**342**
3	Bank of America Merrill Lynch	972	146
4	Citi	898	120
5	Goldman Sachs	884	78
6	Deutsche Bank	877	143
7	Barclays Capital	869	115
8	Credit Suisse	827	117
9	RBC Capital Markets	826	188
10	**Raymond James**	**794**	**249**
11	UBS	781	81
12	Morgan Stanley	778	88
13	**Jefferies & Co.**	**757**	**210**
14	Wells Fargo Securities	713	132
15	Morningstar	670	79
16	**Robert W. Baird & Co.**	**597**	**178**
17	BMO Capital Markets	546	122
18	Sidoti & Company	527	326
19	**Piper Jaffray**	**494**	**199**
20	**Oppenheimer & Co.**	**491**	**131**
21	Macquarie Group	482	101
22	**FBR Capital Markets**	**450**	**131**
23	**Keefe, Bruyette & Woods**	**439**	**194**
24	**Keybanc Capital Markets**	**433**	**139**
25	Argus Research Company	412	N/A

(1) Source: Starmine and Thomson Reuters rankings as of 1/31/11. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage distribution as of 2/11/11.

Significant Coverage Across All Market Caps [2]



Small Cap, 34%
Large Cap, 30%
Mid Cap, 36%

Breadth Of Coverage Across Industry Sectors



Transportation 4%
Aerospace, Defense & Gov't Svcs. 3%
Consumer & Retail 12%
Diversified Industrials 3%
Education 1%
Energy & Power 13%
Technology 20%
Real Estate 7%
Metals & Mining 4%
Internet, Media & Telecom 6%
Healthcare 9%
Financial Institutions 18%

Institutional Group – Research

Research Accolades

WSJ "Best On The Street" Survey

Rank	Firm	# of Awards
1	**Stifel Nicolaus**	**14**
2	Credit Suisse	8
3	Deutsche Bank	7
3	JPMorgan	7
3	UBS	7
6	Bank of America Merrill Lynch	6
6	**Raymond James**	**6**
6	Wells Fargo Securities	6
9	Barclays Capital	5
9	Citi	5
9	**Keefe Bruyette & Woods**	**5**
9	**KeyBanc Capital Markets**	**5**
9	**Oppenheimer & Co Inc**	**5**
15	BMO Capital Markets	4
15	**CL King & Associates Inc**	**4**
15	**Cowen & Co LLC**	**4**
15	Goldman Sachs	4
15	**Jefferies & Company**	**4**
15	**JMP Securities LLC**	**4**
15	Morgan Stanley	4
15	**William Blair & Co LLC**	**4**

- #1 ranked research group of investment banks by awards in 2010 Wall Street Journal poll with 14 analysts
 - Only firm ranked in the Top 12 each year for the last 7 years in the WSJ Best on the Street Survey
- #2 U.S. Ranking for 2009 FT/StarMine World's Top Analysts
- #1 ranked equity research group for earnings estimate accuracy in StarMine's 2008 and 2007 domestic rankings
- #1 ranked equity research group for stock picking in StarMine's 2008 domestic rankings
- First firm to be ranked #1 by Starmine for both earnings accuracy and stock picking
- #12 research team among Institutional Investor Magazine's 2010 All-America Research Team ranking of the nation's best sell-side equity analysts

StarMine Broker Rankings

Rank	Firm	# of Awards
1	Goldman Sachs	23
2	**Stifel Nicolaus**	**17**
2	Bank of America Merrill Lynch	15
4	Citi	13
4	Credit Suisse	13
4	**Robert W Baird & Co**	**13**
7	Barclays Capital	12
7	RBC Capital Markets	12
7	UBS	12
10	**Raymond James**	**11**

Source: WSJ 2010 "Best on the Street" survey (includes Stifel and TWP); StarMine Monitor.
Note: Bold font indicates middle-market firms.

Institutional Group – Equity Sales and Trading

Powerful Institutional Equity Sales and Trading Platform



Distribution Network: Over 250 Professionals Globally

- Relationships with over 4,000 institutional accounts globally
- Active daily market maker in over 3,150 stocks
- Traded over 12.7 billion shares in 2010 and average 50 million shares daily
- Agency model – no proprietary trading or prime brokerage
- Complete coverage of North America and Europe for North American listed equities
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk

Institutional Group – Equity Sales and Trading

Powerful Institutional Equity Sales and Trading Platform (continued)

Institutional Equity Sales

- 130 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 800 non-deal roadshow days in 2009
- Extensive experience with traditional and overnight corporate finance transactions

Equity Trading

- 40 coverage traders located in Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- Agent model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

U.S. Trading Volume: Middle-market Banks [1]

Rank	Firm	Shares (in millions)
1	Jefferies & Company	22,807
2	**Stifel Nicolaus**	**11,050**
3	Cowen & Co LLC	8,162
4	Cantor Fitzgerald & Co.	7,078
5	Oppenheimer & Co Inc.	6,754
6	Raymond James	5,426
7	Piper Jaffray & Co.	4,825
8	FBR Capital Markets	4,695
9	Robert W Baird & Co.	4,679
10	Keefe Bruyette & Woods	3,793
11	Hapoalim Securities	3,089
12	William Blair & Co LLC	2,544
13	Sterne Agee & Leach	2,464
14	SJ Levinson & Sons	2,199
15	Lazard Capital Markets	1,710
16	Leerink Swann	1,525
17	KeyBanc Capital Markets	1,521
18	Dahlman Rose	1,459
19	JMP Securities LLC	1,402
20	Jesup & Lamont Securities	1,335
21	GFI Group	1,231
22	Morgan Keegan & Co.	1,136
23	Wedbush Morgan	1,127
24	Banco Itau	1,110
25	Pacific Crest Securities	1,078

(1) 2010 U.S. Trading Volume per Bloomberg. Ranking reflects rank among middle-market investments banks.

Institutional Group – Fixed Income

Strong Fixed Income Capital Markets Capabilities

Overview

- Comprehensive platform
 - Approximately 50 traders averaging 14 years of experience
 - Annual client trade volume approaching $200 billion
- *Institutional Investor All-Star* nominated team
- Widespread distribution
 - 113 fixed income sales professionals covering over 3,300 accounts
 - 30 institutional fixed income offices nationwide

Platform & Products

- Focus on long-only money managers and income funds versus hedge funds
- Consistency of execution
- Identification of relative value through security selection

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset–Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions
- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Stifel Capital Advisors

Client Distribution



Other, 7%
Credit union, 5%
Government, 6%
Insurance, 7%
Broker/Dealer, 13%
Bank/Thrift, 28%
Money Manager, 34%

Net Revenues ($MM)



2004	2005	2006	2007	2008	2009	2010
$17	$18	$54	$65	$175	$249	$201

Institutional Group – Public Finance

2010: An Excellent Year in Public Finance Underwritings



Negotiated Underwritings

Number of Deals

Year	Senior	Co-Managed
2007	90	42
2008	74	34
2009	238	131
2010	382	182

Par Amount (Billions)

Year	Senior	Co-Managed
2007	$1.4	$3.6
2008	$1.1	$5.3
2009	$3.1	$18.5
2010	$5.0	$29.2

2010 Managed Underwriting Negotiated Rankings[1]

($ in millions)

Rank	Book Runner	# of Issues	$ Par Amount
1	Citi	374	$49,497.0
2	Bank of America Merrill Lynch	483	$48,543.0
3	J P Morgan	304	$39,736.7
4	Morgan Stanley	282	$34,587.3
5	Goldman Sachs	158	$24,143.9
6	Barclays Capital	195	$24,094.9
7	RBC Capital Markets	632	$18,806.3
8	Siebert Brandford Shank & Co	76	$9,273.5
9	Wells Fargo & Co	223	$9,105.7
10	Morgan Keegan & Co Inc	328	$8,760.3
11	Piper Jaffray & Co	472	$6,441.1
12	Loop Capital Markets	52	$5,018.0
13	**Stifel Nicolaus Weisel**	**333**	**$4,649.9**
14	Jefferies & Company	70	$4,045.5
15	George K Baum & Company	311	$4,031.7
16	Stone & Youngberg	195	$3,981.3
17	De La Rosa & Co	94	$3,785.4
18	Robert W Baird & Co Inc	461	$3,514.4
19	PNC Financial Services Group	174	$3,035.0
20	UBS	4	$2,782.9
21	D A Davidson & Co	460	$2,779.2
22	M R Beal & Co	25	$2,690.4
23	Raymond James & Associates	83	$2,332.3
24	Ramirez & Co Inc	27	$2,230.6
25	Ziegler Capital Markets	61	$1,833.8

(1) Source: Thomson Reuters 2010 Municipal Rankings.

Institutional Group – Investment Banking

STIFEL FINANCIAL

- Full-Service, Industry-Focused Middle-Market Investment Bank
- Over 250 Investment Banking Professionals
- Operates under the Stifel Nicolaus Weisel name

Investment Banking Product Areas	
Capital Markets	**M&A Advisory**

Capital Markets

- Equity & Convertible
 - Initial public offerings
 - Follow-on offerings
 - At-the-market offerings
 - PIPEs, registered directs, confidentially marketed offerings
 - Convertible securities
 - Special situations block trading and buybacks
 - Stock distributions for fund LPs
 - U.S. & Canadian listings
- Fixed Income
 - High yield debt
 - Investment grade debt
 - Preferred securities
 - Corporate banking
 - Structured finance
 - Asset-backed securities

M&A Advisory

- Sale & acquisition advisory
- Recapitalizations
- Restructurings
- Corporate divestitures
- Buyouts/take privates
- Fairness opinions & valuations

Private Placements

- Common stock
- Preferred stock
- Preferred securities
- Term loans
- Secured debt
- Unsecured debt
- Convertible securities
- Sub debt
- High yield debt

2010 Investment Banking Revenues by Product



Advisory 43%

Equity Capital Raising 46%

Fixed Income Capital Raising 11%

Institutional Group – Investment Banking

Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

All Managed Equity Deals Since 2005			
($ in billions)		# of	$
Rank	**Firm**	**Deals**	**Volume**
1	Bank of America Merrill Lynch	1,164	$737.1
2	JPMorgan	1,089	$652.4
3	UBS	868	$496.0
4	Citi	858	$526.1
5	Wells Fargo Securities	819	$418.2
6	Morgan Stanley	795	$539.6
7	Barclays Capital	725	$431.4
8	Credit Suisse	708	$476.6
9	Goldman Sachs	653	$479.1
10	Deutsche Bank	639	$383.9
11	RBC Capital Markets	610	$251.4
12	**Stifel Nicolaus Weisel**	**590**	**$147.9**
13	**Oppenheimer & Co Inc**	**429**	**$79.2**
14	**Raymond James**	**410**	**$144.3**
15	**Piper Jaffray & Co**	**380**	**$97.5**
16	**Jefferies & Company**	**357**	**$75.9**
17	**Keefe Bruyette & Woods**	**262**	**$120.0**
18	**Robert W Baird & Co**	**240**	**$65.7**
19	**BMO Capital Markets**	**235**	**$79.3**
20	**KeyBanc Capital Markets**	**224**	**$72.4**
21	**Cowen & Co LLC**	**215**	**$57.6**
22	**William Blair & Co LLC**	**214**	**$40.8**
23	**JMP Securities LLC**	**197**	**$41.4**
24	**Morgan Keegan & Co**	**186**	**$67.7**
25	**Lazard Capital Markets**	**182**	**$44.8**

Bookrun Equity Deals Since 2005				
($ in billions)		# of	%	$
Rank	**Firm**	**Deals**	**Bookrun**	**Volume**
1	Bank of America Merrill Lynch	881	76%	$179.2
2	JPMorgan	740	68%	$158.1
3	Morgan Stanley	629	79%	$144.2
4	Citi	609	71%	$122.6
5	UBS	524	60%	$73.0
6	Goldman Sachs	518	79%	$149.1
7	Barclays Capital	496	68%	$83.0
8	Credit Suisse	451	64%	$70.5
9	Deutsche Bank	351	55%	$47.0
10	Wells Fargo Securities	336	41%	$42.8
11	**Jefferies & Company**	**155**	**43%**	**$10.8**
12	RBC Capital Markets	143	23%	$15.0
13	**Stifel Nicolaus Weisel**	**109**	**18%**	**$6.8**
14	**Piper Jaffray & Co**	**103**	**27%**	**$5.2**
15	**Keefe Bruyette & Woods**	**93**	**35%**	**$7.7**
16	**Oppenheimer & Co Inc**	**92**	**21%**	**$4.1**
17	**Raymond James**	**85**	**21%**	**$6.5**
18	**Sandler O'Neill & Partners**	**70**	**43%**	**$6.3**
19	**Roth Capital Partners**	**62**	**58%**	**$2.1**
20	**FBR Capital Markets**	**58**	**34%**	**$5.4**
21	**Cowen & Co LLC**	**47**	**22%**	**$2.1**
22	**Robert W Baird & Co**	**45**	**19%**	**$2.9**
23	**Lazard Capital Markets**	**45**	**25%**	**$2.4**
24	**Canaccord Genuity Corp**	**43**	**25%**	**$3.0**
25	**BMO Capital Markets**	**40**	**17%**	**$4.1**

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 2/28/11.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWP.
Note: Bold font indicates middle-market firms.

Institutional Group – Investment Banking

Strong Momentum and Track Record as Bookrunner



% of Deals Bookrun	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011 YTD	Filed/Mandated Pipeline
	17%	23%	19%	24%	17%	26%	16%	20%	28%	35%	**49%**

Row 1:

$114,712,500	$114,080,000	$17,108,570	$52,355,944	$70,279,702	$44,850,000	$50,000,000	$90,214,727	$32,584,750
Dice Holdings, Inc.	PennantPark Investment Corporation	Atlantic Coast Financial Corporation	SI FINANCIAL GROUP, INC.	BCD	Corcept THERAPEUTICS	EXCEL TRUST	ABRAXAS	Alliance Bancorp, Inc. of Pennsylvania
Confidentially Marketed Follow-on Offering Joint Bookrunning Manager *February 2011*	Follow-on Offering Joint Bookrunning Manager *February 2011*	Initial Public Offering Second Step Conversion Financial Advisor and Sole Manager *February 2011*	Initial Public Offering Second Step Conversion Financial Advisor and Sole Manager *January 2011*	Initial Public Offering Joint Bookrunning Manager *January 2011*	Confidentially Marketed Follow-on Offering Joint Bookrunning Manager *January 2011*	Convertible Preferred Stock Lead Bookrunning Manager *January 2011*	Follow-on Offering Joint Bookrunning Manager *January 2011*	Initial Public Offering Second Step Conversion Financial Advisor and Sole Bookrunning Manager *January 2011*

Row 2:

$265,000,000	$19,452,200	$22,500,000	$62,600,000		$40,448,584	$200,000,000	$148,350,000	
BONANZA CREEK	HOME FEDERAL BANCORP INC *Of Louisiana*	Aastrom BIOSCIENCES INC	OBAGI MEDICAL	WHALE SHARK MEDIA	FIFTH STREET	SPS commerce	IXIA	Dice Holdings, Inc.
Private Placement Sole Placement Agent *December 2010*	Initial Public Offering Second Step Conversion Financial Advisor and Sole Bookrunning Manager *December 2010*	Confidentially Marketed Follow-on Offering Sole Bookrunning Manager *December 2010*	Follow-on Offering Sole Bookrunning Manager *November 2010*	Private Placement Sole Placement Agent *December 2010*	At-the-Market Offering Sole Agent *December 2010*	Follow-on Offering Sole Bookrunning Manager *December 2010*	Convertible Senior Notes Joint Bookrunning Manager *December 2010*	Follow-on Offering Joint Bookrunning Manager *December 2010*

Note: Includes all U.S. and Canadian bookrun IPOs and underwritten equity and equity-linked offerings since 2002. 2011 results based on current YTD as of February 17, 2011.

Leadership in the Venture Capital Community

Selected Venture Capital-Backed IPOs

$70,279,702 **BCD** Initial Public Offering Joint Bookrunning Manager January 2011	$173,995,000 **Demand Media** Initial Public Offering Co-Manager January 2011	$57,745,972 **Zogenix** Initial Public Offering Co-Manager November 2010	$81,600,000 **Inphi** *Think fast.* Initial Public Offering Co-Manager November 2010
$97,520,000 **AMYRIS** Initial Public Offering Co-Manager September 2010	$65,550,000 **sciQuest** Initial Public Offering Sole Bookrunning Manager September 2010	$62,257,585 **mediamind** *Eyeblaster. Evolved.* Initial Public Offering Co-Manager August 2010	$155,740,000 **INTRALINKS** Initial Public Offering Co-Manager August 2010
$72,450,000 **ENVESTNET** Initial Public Offering Co-Manager July 2010	$128,800,000 **QlikView** Initial Public Offering Co-Manager July 2010	$230,000,000 **realD** Initial Public Offering Co-Manager July 2010	$88,800,000 **hiSoft** Initial Public Offering Co-Manager June 2010
$85,000,000 **fabrinet** Initial Public Offering Co-Manager June 2010	$53,123,733 **convio** Initial Public Offering Joint Bookrunning Manager April 2010	$56,534,376 **SPS commerce** Initial Public Offering Sole Bookrunning Manager April 2010	$103,749,996 **MAXLINEAR** Initial Public Offering Co-Manager March 2010

All Managed Venture Capital-Backed IPOs Since 2005

Rank	Firm	# of Deals	$ Volume
($ in billions)			
1	**Stifel Nicolaus Weisel**	**85**	**$11.3**
2	Morgan Stanley	69	$10.6
3	JPMorgan	67	$11.3
4	**Piper Jaffray & Co**	**62**	**$7.9**
5	Bank of America Merrill Lynch	59	$11.5
6	**Cowen & Co LLC**	**56**	**$5.2**
7	**Jefferies & Company**	**45**	**$5.6**
8	Deutsche Bank	44	$5.7
9	**Oppenheimer & Co Inc**	**43**	**$4.2**
10	Credit Suisse	37	$4.8
11	Goldman Sachs	35	$5.6
12	Barclays Capital	32	$3.6
12	**William Blair & Co LLC**	**32**	**$3.5**
14	UBS	30	$5.2
14	Citi	30	$4.7
14	Wells Fargo Securities	30	$4.7
14	RBC Capital Markets	30	$3.2
14	**JMP Securities LLC**	**30**	**$2.8**
19	**Needham & Company, LLC**	**29**	**$2.5**
20	**Lazard Capital Markets**	**21**	**$1.9**
21	**Pacific Crest Securities LLC**	**20**	**$2.3**
22	**Leerink Swann LLC**	**18**	**$1.4**
23	**Pacific Growth Equities LLC**	**16**	**$0.9**
24	**Raymond James**	**14**	**$3.4**
25	**Panmure Gordon/ThinkEquity**	**13**	**$1.7**

Source: Venture backed IPOs rankings based on Dealogic and Thomson One data as of 1/31/11.
Note: Bold font indicates middle-market firms.

Institutional Group – Investment Banking

Strategic M&A Capabilities Driven by Deep Sector Knowledge

M&A Industry Group Focus			
Industry Groups	**Sectors**	**# Transactions**	**Value ($ millions)**
Aerospace, Defense & Gov't Services	Aerospace & Defense, Specialty Defense & Homeland Security, Government Services	46	$3,105.1
Cleantech	Renewables, Energy Efficiency & Smart Grid, Energy Storage, Advanced Transportation & Fuels	3	$130.0
Consumer & Retail	Food & Beverage, Gaming & Entertainment, Hardlines Retail, Softlines Retail, Products & Lifestyles, Restaurants	65	$3,811.5
Diversified Industrials	Building Products & Construction Materials, Capital Equipment, Engineering & Construction, Heavy Machinery, Infrastructure, Instruments & Controls, Waste & Environmental Services	38	$1,143.7
Education	Education & e-Learning	21	$856.4
Energy & Natural Resources	Oil Exploration & Production, Oilfield Services, Utilities, MLPs, and Royalty Trusts	35	$6,803.3
Financial Institutions	Asset Management, BDCs, Depository Institutions, Mortgage REITs, Specialty Finance	171	$9,926.0
Healthcare	Biotech, Devices, Diagnostics & Tools, Information Technology, Services	71	$13,662.9
Internet, Media & Communications	Media & Entertainment, Internet Services, Telecom Services	89	$17,935.4
Metals & Mining	Precious & Base Metals, Basic Materials, Coal	21	$2,642.6
Real Estate	Health Care REITs, Industrial REITs, Retail REITs, Lodging REITs, Multi-Family REITs, Office REITs	30	$16,010.8
Technology	Business Services, Electronics & Supply Chain, Equipment & Storage, IT Services, Semiconductors, Software	180	$83,101.7
Transportation & Logistics	Airlines, Logistics, Railroads, Trucking, Airfreight & Barge	15	$1,567.6
Total		**785**	**$160,696.9**

Transaction Role		Differentiated Approach
Buyside	21%	▪ Dedicated senior M&A expertise
Sell-side	47%	▪ Independent from common Wall Street conflicts
Strategic Advisor [1]	32%	▪ Deep industry and cross-border expertise
		▪ Qualified to execute complex, public-to-public as well as private M&A

As of 2/15/11. Represents period since 2000.

(1) Strategic Advisor role includes Fairness Opinions, Merger of Equals, Recapitalizations and other Strategic Investments.

IV. Fourth Quarter and Full-Year 2010 Financial Results

"We are very pleased to report our 15th consecutive year of record net revenues and equally pleased with the success of our merger with Thomas Weisel Partners (TWPG). Our record quarterly revenues and record quarterly investment banking revenues demonstrate the power of the franchise and underscore the success of the merger with TWPG. There are clear signs of the retail investor re-engaging, as well as increased activity in the capital markets, both of which contributed to our results. Looking forward, we are well positioned to continue to gain market share, which is accomplished through the addition of talented, entrepreneurial people who share our vision to build the premier middle-market investment banking firm," commented Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial.

Stifel Financial Corp. Results

Three months ended December 31, 2010

($ in thousands, except per share amounts)	GAAP	Merger-Related Charges [1]	Non-GAAP	Quarter Ended 12/31/09 (GAAP)	% Change [2]	Quarter Ended 9/30/10 (Non-GAAP)	% Change [2]
Net revenues	**$ 401,599**	$ 1,188	**$ 402,787**	$ 319,467	*26.1%*	$ 341,327	*18.0%*
Compensation and benefits	237,117	242	237,359	201,263	*17.9%*	212,760	*11.6%*
Non-comp operating expenses	97,665	(8,616)	89,049	76,890	*15.8%*	78,513	*13.4%*
Total non-interest expenses	**334,782**	(8,374)	**326,408**	278,153	*17.3%*	291,273	*12.1%*
Income before income taxes	**66,817**	9,562	**76,379**	41,314	*84.9%*	50,054	*52.6%*
Provision for income taxes	25,423	3,638	29,061	16,646	*74.6%*	20,415	*42.4%*
Net income	**$ 41,394**	$ 5,924	**$ 47,318**	$ 24,668	*91.8%*	$ 29,639	*59.6%*
Earnings per share :							
Basic	$ 1.21		$ 1.38	$ 0.82	*68.3%*	$ 0.87	*58.6%*
Diluted	$ 0.97		$ 1.11	$ 0.71	*56.3%*	$ 0.72	*54.2%*
Ratios to net revenues :							
Compensation and benefits	59.0%		58.9%	63.0%		62.3%	
Non-comp operating expenses	24.4%		22.1%	24.1%		23.0%	
Income before income taxes	16.6%		19.0%	12.9%		14.7%	

[1] Merger-related charges consist primarily of: amortization of backlog intangible, cease-use accrual and operating expenses related to legacy TWPG issues (primarily market data service fees, professional fees and litigation costs).

[2] Quarterly results compare non-GAAP results for the quarter ended December 31, 2010 to non-GAAP results for the quarter ended September 30, 2010 and to GAAP results for the year-ago period.

Sources of Revenues

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Revenues								
Principal transactions	$ 89,996	$ 116,410	(22.7%)	$ 123,194	(26.9%)	$ 453,533	$ 458,188	(1.0%)
Commissions	139,605	99,285	40.6%	96,986	43.9%	445,260	345,520	28.9%
Investment banking	90,975	50,545	80.0%	51,656	76.1%	218,104	125,807	73.4%
Asset mgt and service fees	57,042	39,091	45.9%	50,876	12.1%	193,159	117,357	64.6%
Other	10,497	2,990	251.1%	3,656	187.1%	19,855	9,138	117.3%
Total operating revenues	388,115	308,321	25.9%	326,368	18.9%	1,329,911	1,056,010	25.9%
Interest revenue	18,307	15,078	21.4%	17,718	3.3%	65,326	46,860	39.4%
Total revenues	406,422	323,399	25.7%	344,086	18.1%	1,395,237	1,102,870	26.5%
Interest expense	4,823	3,932	22.7%	3,698	30.4%	13,211	12,234	8.0%
Net revenues	$ 401,599	$ 319,467	25.7%	$ 340,388	18.0%	$ 1,382,026	$ 1,090,636	26.7%

Principal Transactions Revenues

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Taxable debt	$ 46,924	$ 66,210	(29.1%)	$ 60,208	(22.1%)	$ 231,930	$ 292,400	(20.7%)
Municipal debt	18,520	16,102	15.0%	20,091	(7.8%)	75,484	65,962	14.4%
Equities	11,396	21,113	(46.0%)	27,429	(58.5%)	90,739	60,313	50.4%
Other	13,156	12,985	1.3%	15,466	(14.9%)	55,380	39,513	40.2%
	$ 89,996	$ 116,410	(22.7%)	$ 123,194	(26.9%)	$ 453,533	$ 458,188	(1.0%)

Investment Banking Revenues

($ in thousands)	Quarter Ended					Year Ended				
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change	12/31/08	% Change
Capital raising	$ 50,404	$ 34,498	46.1%	$ 28,593	76.3%	$ 135,898	$ 76,563	77.5%	$ 45,205	69.4%
Advisory	40,571	16,047	152.8%	23,063	75.9%	82,206	49,244	66.9%	38,505	27.9%
	$ 90,975	$ 50,545	80.0%	$ 51,656	76.1%	$ 218,104	$ 125,807	73.4%	$ 83,710	50.3%

TWPG Merger-Related Expenses

	Quarter Ended						
	6/30/10		**9/30/10**		**12/31/10**		**3/31/11**
($ in thousands)	**Estimate**	**Actual**	**Estimate**	**Actual**	**Estimate**	**Actual**	**Estimate**
Operating expenses:							
Compensation and benefits	$ 3,100	$ 3,100	$ 177,050	$ 183,176 (1)	$ 700	$ (242)	-
Non-comp operating expenses	1,900	1,900	12,800	8,495	10,000	8,616 (2)	5,000 (3)
Total operating expenses	$ 5,000	$ 5,000	$ 189,850	$ 191,671	$ 10,700	$ 8,374	$ 5,000
After-tax impact	$ 3,000	$ 3,000	$ 113,910	$ 113,975	$ 6,420	$ 5,924	$ 3,000
Impact to diluted EPS (net of tax)	$ (0.09)	$ (0.09)	$ (2.68) (2)	$ (2.77)	$ (0.15) (2)	$ (0.14)	$ (0.07) (4)

[1] Includes non-cash compensation expense related to the modification of our deferred compensation plan of $179.5 million ($167.7 million of unit expense and $11.8 million of optional investment awards) and other merger-related expenses.

[2] Includes non-compensation expense related to a cease-use accrual and operating expenses related to legacy TWPG issues (primarily market data service fees, professional fees and litigation costs).

[3] Estimated non-comp operating expenses for the quarter ended March 31, 2011 is a revised estimate compared to the $2.0 million previously disclosed in our November 11, 2010 presentation and is the result of unplanned merger-related expenses that will carry over into the first quarter of 2011. In addtion to the above estimate, we may incur an additional $8.0 to $10.0 million in occupancy costs related to abandonment of certain leased property as a result of our continued integration efforts.

[4] Calculated using an effective tax rate of 40% and fully-diluted shares outstanding of 42.5 million.

Stifel Financial Corp. Results

Year ended December 31, 2010

($ in thousands, except per share amounts)	GAAP	Merger-Related Charges [1]	Non-GAAP	Year Ended 12/31/09	% Change [2]
		Year Ended December 31, 2010			
Net revenues	**$1,382,026**	$ 2,126	**$ 1,384,152**	$ 1,090,636	*26.9%*
Compensation and benefits	**1,056,202**	(186,053)	**870,149**	718,115	*21.2%*
Non-comp operating expenses	**326,053**	(19,021)	**307,032**	252,107	*21.8%*
Total non-interest expenses	**1,382,255**	(205,074)	**1,177,181**	970,222	*21.3%*
Income/(loss) before income taxes/(benefit)	**(229)**	207,200	**206,971**	120,414	*71.9%*
Provision for income taxes/(benefit)	**(2,136)**	84,347	**82,211**	44,616	*84.3%*
Net income	**$ 1,907**	$ 122,853	**$ 124,760**	$ 75,798	*64.6%*
Earnings per share :					
Basic	**$ 0.06**		**$ 3.80**	$ 2.68	**41.8%**
Diluted	**$ 0.05**		**$ 3.21**	$ 2.35	**36.6%**
Ratios to net revenues :					
Compensation and benefits	**76.4%**		**62.9%**	65.8%	
Non-comp operating expenses	**23.6%**		**22.1%**	23.2%	
Income/(loss) before income taxes/(benefit)	**0.0%**		**15.0%**	11.0%	

[1] Merger-related charges consist primarily of: amortization of backlog intangible, non-cash deferred compensation expense recorded in the third quarter, cease-use accrual and operating expenses related to legacy TWPG issues.

[2] Results compare non-GAAP results for the year ended December 31, 2010 to GAAP results for the year-ago period.

Global Wealth Management

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Commissions	$ 92,558	$ 75,584	22.5%	$ 69,875	32.5%	$ 321,541	$ 234,052	37.4%
Principal transactions	58,520	54,136	8.1%	62,785	(6.8%)	239,851	194,384	23.4%
Asset management & service fees	56,953	38,836	46.7%	50,449	12.9%	192,073	116,818	64.4%
Net interest	10,277	9,065	13.4%	12,017	(14.5%)	44,834	27,188	64.9%
Investment banking	5,015	5,730	(12.5%)	6,957	(27.9%)	22,768	14,906	52.7%
Other income	13,101	2,712	383.1%	5,401	142.6%	22,202	8,626	157.4%
Net revenues	236,424	186,063	27.1%	207,484	13.9%	843,269	595,974	41.5%
Compensation and benefits	136,009	116,988	16.3%	119,100	14.2%	503,456	370,157	36.0%
Non-comp operating expenses	37,698	34,749	8.5%	36,677	2.8%	145,790	121,118	20.4%
Total non-interest expenses	173,707	151,737	14.5%	155,777	11.5%	649,246	491,275	32.2%
Income before income taxes	$ 62,717	$ 34,326	82.7%	$ 51,707	21.3%	$ 194,023	$ 104,699	85.3%
Ratios to net revenues :								
Compensation and benefits	57.5%	62.9%		57.4%		59.7%	62.1%	
Non-comp operating expenses	16.0%	18.7%		17.7%		17.3%	20.3%	
Income before income taxes	26.5%	18.4%		24.9%		23.0%	17.6%	

Stifel Bank & Trust

An Operating Unit of GWM

STIFEL
FINANCIAL

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Net revenues:								
Interest	**9,287**	7,888	**17.7%**	9,601	**(3.3%)**	**35,146**	20,283	**73.3%**
Other income	**3,553**	1,828	**94.4%**	1,924	**84.7%**	**8,652**	4,736	**82.7%**
Total revenues	**12,840**	9,716	**32.2%**	11,525	**11.4%**	**43,798**	25,019	**75.1%**
Interest expense	**3,076**	2,044	**50.5%**	1,378	**123.2%**	**5,188**	4,649	**11.6%**
Total net revenues	**9,764**	7,672	**27.3%**	10,147	**(3.8%)**	**38,610**	20,370	**89.5%**
Compensation and benefits	**1,447**	964	**50.1%**	739	**95.8%**	**4,251**	2,866	**48.3%**
Non-comp operating expenses	**2,493**	1,171	**112.9%**	3,280	**(24.0%)**	**13,853**	6,353	**118.1%**
Total non-interest expenses	**3,940**	2,135	**84.5%**	4,019	**(2.0%)**	**18,104**	9,219	**96.4%**
Income before income taxes	**$ 5,824**	$ 5,537	**5.2%**	$ 6,128	**(5.0%)**	**$ 20,506**	$ 11,151	**83.9%**
Ratios to net revenues:								
Compensation and benefits	**14.8%**	12.6%		7.3%		**11.0%**	14.1%	
Non-comp operating expenses	**25.5%**	15.3%		32.3%		**35.9%**	31.2%	
Efficiency ratio [1]	**37.9%**	38.1%		40.1%		**45.7%**	42.3%	
Income before income taxes	**59.6%**	72.1%		60.4%		**53.1%**	54.7%	

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.

Institutional Group Results

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	**% Change**	9/30/10	**% Change**	**12/31/10**	12/31/09	**% Change**
Principal transactions	**$ 35,564**	$ 62,275	**(42.9%)**	$ 60,408	**(41.1%)**	**$ 217,770**	$ 263,804	**(17.5%)**
Commissions	**47,047**	23,701	**98.5%**	27,111	**73.5%**	**123,719**	111,469	**11.0%**
Investment banking	**81,583**	44,815	**82.0%**	45,638	**78.8%**	**191,898**	110,901	**73.0%**
Other income [1]	**1,708**	2,514	**(32.1%)**	4,886	**(65.0%)**	**8,452**	7,918	**6.7%**
Net revenues	**165,902**	133,305	**24.5%**	138,043	**20.2%**	**541,839**	494,092	**9.8%**
Compensation and benefits	**94,300**	73,584	**28.2%**	82,147	**14.8%**	**315,329**	287,835	**9.6%**
Non-comp operating expenses	**27,946**	21,905	**27.6%**	28,242	**(1.0%)**	**96,975**	77,124	**25.7%**
Total non-interest expenses	**122,246**	95,489	**28.0%**	110,389	**10.7%**	**412,304**	364,959	**13.0%**
Income before income taxes	**$ 43,656**	$ 37,816	**15.4%**	$ 27,654	**57.9%**	**$ 129,535**	$ 129,133	**0.3%**
Ratios to net revenues :								
Compensation and benefits	**56.8%**	55.2%		59.5%		**58.2%**	58.3%	
Non-comp operating expenses	**16.9%**	16.4%		20.5%		**17.9%**	15.6%	
Income before income taxes	**26.3%**	28.4%		20.0%		**23.9%**	26.1%	

[1] Includes net interest and other income.

Statement of Financial Condition

As of December 31, 2010

Total Assets ($ in millions)



Total Capitalization ($ in millions)



Leverage Ratio



Book Value Per Share



Other Financial Data

	As of				As of	
	12/31/10		12/31/09	% Change	9/30/10	% Change
Total assets (000s):						
Stifel Nicolaus & Stifel Financial	$ 2,439,395	$	2,025,348	20.4%	$ 2,614,225	(6.7%)
Stifel Bank	1,773,720		1,142,008	55.3%	1,516,489	17.0%
Total assets	$ 4,213,115	$	3,167,356	33.0%	$ 4,130,714	2.0%
Total shareholders' equity (000s):						
Stifel Nicolaus & Stifel Financial	$ 1,117,229	$	770,499	45.0%	$ 1,093,193	2.2%
Stifel Bank	136,654		102,947	32.7%	119,321	14.5%
Total shareholders' equity	$ 1,253,883	$	873,446	43.6%	$ 1,212,514	3.4%
Leverage ratio:						
Stifel Nicolaus & Stifel Financial	2.0		2.4	(14.4%)	2.2	(8.6%)
Stifel Bank	13.0		11.1	17.0%	12.7	2.1%
Total levereage ratio	3.2		3.3	(4.8%)	3.2	(1.2%)
Book value per share	$ 36.62	$	28.86	26.9%	$ 35.52	3.1%
Financial advisors [1]	1,935		1,885	2.7%	1,920	0.8%
Full-time associates	4,906		4,434	10.6%	4,868	0.8%
Locations	312		294	6.1%	311	0.3%
Total client assets (000's)	$ 110,593,000	$	91,342,000	21.1%	$ 100,289,000	10.3%

[1] Includes all retail Financial Advisors.

V. Conclusion

Looking Forward

We See Opportunity

Stifel is well-positioned in the current market to take advantage of opportunities:

- Dislocation creating opportunity for market share gains

- Ability to add talented professionals

- Expand Fixed Income/High Yield

- Evolving regulatory framework (Stifel is already regulated by the Fed)

- Expand traditional Asset Management capabilities

- Strong balance sheet